Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

SECOND SIGHT MEDICAL PRODUCTS, INC.

Up To [________] Units
Issuable Upon the Exercise of Subscription Rights Distributed to Record Stockholders of
Second Sight Medical Products, Inc.

[______], 2017

Dear Stockholder:

This notice is being distributed by Second Sight Medical Products, Inc. (“Second Sight” or the “Company) to all holders of record (the “Record Holders”) of shares of common stock, no par value (the “Common Stock”), of the Company, as of 5:00 p.m., New York City time, on [______], 2017 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”), at no charge, of non-transferable subscription rights (the “Rights”) to invest $0.47 for each share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date at a purchase price of (i) $2.00 or (ii) the closing price of our Common Stock on its primary exchange on [          ] __, 2017, whichever is lower, per full Unit (the “Subscription Price”). Each Unit entitles the holder to one share of the Company’s Common Stock and one warrant representing the right to purchase one share of Common Stock (the “Units”) at the Subscription Price. The Rights are described in the Company’s Prospectus, dated [______], 2017 (the “Prospectus”).

In the Rights Offering, up to an aggregate of [________] Units are being offered pursuant to the Prospectus. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on [______], 2017 (the “Expiration Date”). Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable for Units.

As described in the accompanying Prospectus, each Record Holder will receive one Right for every share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date.

Each Right allows the holder thereof to invest $0.47 toward the purchase of Units of the Company for each one share of Common Stock owned of the Record Date (the “Basic Subscription Right”) at the cash price of (i) $2.00 or (ii) the closing price of our Common Stock on its primary exchange on [       ] __, 2017, whichever is lower, per full Unit (the “Subscription Price”). The number of Units that you will obtain from your subscription will equal the result of the accepted dollar amount of your investment divided by the Subscription Price, rounded down to the nearest unit. For example, if you invest $470, and if on the Expiration Date the closing price of our common stock as reported by Nasdaq is $2.05 per share, the Subscription Price will be $2.00 (which constitutes lesser of $2.00 or closing price of shares on the Expiration Date), you would receive 235 Units consisting in the aggregate of 235 shares of our common stock and Warrants to purchase 235 additional shares of our common stock. By way of further illustration, if you invest $470, and on the Expiration Date the closing price of our common stock is $1.90 per share, the Subscription Price will be $1.90 and you would receive a rounded down 247 Units and a refund of $0.70.

In addition, if a holder purchases all of the Units available to it pursuant to its Basic Subscription Right, it may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to invest an additional amount to purchase a portion of any Units that are not purchased by stockholders through the exercise of their Basic Subscription Rights (the “Unsubscribed Units”), subject to the availability and pro rata allocation of the Unsubscribed Units among all persons exercising this Over-Subscription Privilege. To the extent the Unsubscribed Units are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Units will be prorated among those who properly exercised Over-Subscription Privileges based on the amount each person invested under the Basic Subscription Right. If this pro rata allocation results in any person receiving a greater number of Unsubscribed Units than the person paid for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Unsubscribed Units at the Subscription Price for which the person was entitled to oversubscribe, and the remaining Unsubscribed Units will be allocated among all other persons exercising and investing in the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Unsubscribed Units have been allocated or all Over-Subscription Privileges have been fulfilled, whichever occurs earlier.

Each Record Holder will be required to submit payment in full for the amount it wishes to invest including, if a record holder elects to exercise Over-Subscription Privilege, the amount sufficient for its Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Units prior to the expiration of the Rights Offering, if a Record Holder wishes to maximize the number of Units it may purchase pursuant to the Record Holder's Over-Subscription Privilege, the Record Holder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum investment amount that the Record Holder wishes to invest, assuming that no stockholders other than such Record Holder purchases any Units pursuant to their Basic Subscription Rights and Over-Subscription Privileges.

Fractional Units resulting from the exercise of the Basic Subscription Rights and the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole unit, with the total exercise price being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

The Company will not be required to issue Units to you if the Subscription Agent does not receive your payment prior to the Expiration Time, regardless of when you send the subscription payment and related documents, unless you send the documents in compliance with the guaranteed delivery procedures described below. The Company may extend the Expiration Time by giving oral or written notice to the Subscription Agent on or before the Expiration Time. If the Company elects to extend the Expiration Time, it will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced Expiration Time. The Rights held by each Record Holder are evidenced by subscription rights certificates (the “Subscription Rights Certificates”). The Rights are non-transferable, meaning that they may not be sold, transferred, or assigned to anyone else.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of Second Sight Medical Products, Inc. Subscription Rights Certificate;

4.	Form of Notice of Guaranteed Delivery;

5.	Form of Notice of Important Tax Information; and

6.	A return envelope addressed to the Subscription Agent.

Your prompt action is requested if you intend to participate in the Rights Offering. As described in the Prospectus, to exercise your Rights, you must properly complete and duly execute your Subscription Rights Certificate and forward it, together with payment in full of the aggregate Subscription Price for all of the units for which you have subscribed pursuant to the Basic Subscription Rights and the Over-Subscription Privilege, to the Subscription Agent. Do not send the Subscription Rights Certificate or payment to the Company.

Your properly completed and duly executed Subscription Rights Certificate, accompanied by full payment of the aggregate Subscription Price, must be received by the Subscription Agent before 5:00 p.m., New York City time, on the Expiration Date. Once you have exercised your Rights, you may not cancel, revoke or otherwise amend the exercise of your Rights. Any Rights that are not exercised prior to 5:00 p.m., New York City time, on the Expiration Date will be void, of no value and will cease to be exercisable for Units, and you will have no further rights under them.

Additional copies of the enclosed materials may be obtained from Broadridge, Inc., the Information Agent. The Information Agent's telephone number is (855) 793-5068 (toll free). Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,

Will McGuire.
President and Chief Executive Officer